                                                                    EXHIBIT 99.3


HUNTLEY POWER LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

HUNTLEY POWER LLC
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                                             PAGE(S)

Report of Independent Accountants                                                               1

Financial Statements:

   Balance Sheets at December 31, 2002 and 2001                                                 2

   Statements of Operations for the years ended December 31, 2002, 2001 and 2000                3

   Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000                4

   Statements of Member's Equity for the years ended December 31, 2002, 2001 and 2000           5

Notes to Financial Statements                                                                 6-15

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Management Committee of
Huntley Power LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of Huntley Power LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 5 to the financial statements, the Company and its parent NRG Northeast Generating LLC, as well as NRG Energy, Inc., are experiencing credit and liquidity constraints and have various credit arrangements that are in default. As a direct consequence, during 2002 NRG Energy, Inc. entered into discussions with its creditors to develop a comprehensive restructuring plan. In connection with these restructuring efforts, it is likely that NRG Energy, Inc. and certain of its subsidiaries will file for Chapter 11 bankruptcy protection. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002.



PricewaterhouseCoopers LLP

Minneapolis, Minnesota
March 28, 2003

HUNTLEY POWER LLC
BALANCE SHEETS
AT DECEMBER 31, 2002 AND 2001
(Thousands of dollars)
--------------------------------------------------------------------------------

                                   ASSETS                               2002        2001

Current assets:
    Cash and cash equivalents                                         $      1   $      -
    Accounts receivable                                                 11,673      7,768
    Accounts receivable, affiliates                                     23,861          -
    Inventory                                                           16,234     28,595
    Prepaid expenses                                                     9,946      9,688
                                                                      --------   --------

      Total current assets                                              61,715     46,051

Property, plant and equipment, net of accumulated depreciation of
      $19,261 and $13,700                                              156,957    155,213
Deferred financing costs, net of accumulated amortization of
      $137 and $89                                                       1,059      1,107
                                                                      --------   --------

      Total assets                                                    $219,731   $202,371
                                                                      --------   --------

                         LIABILITIES AND MEMBER'S EQUITY

Liabilities:
    Current liabilities:
      Accounts payable                                                $      3   $      -
      Current portion of long-term debt (intercompany note payable)     69,056     12,618
      Checks in excess of cash                                               -        196
      Accrued interest                                                     306        246
      Accrued fuel and purchased power expense                           8,547      3,626
      Other current liabilities                                            444      5,052
                                                                      --------   --------

      Total current liabilities                                         78,356     21,738

    Long-term debt (intercompany note payable)                               -     59,204
    Other long-term liabilities                                            312          -
                                                                      --------   --------

      Total liabilities                                                 78,668     80,942
Commitments and contingencies
Member's equity                                                        141,063    121,429
                                                                      --------   --------

      Total liabilities and member's equity                           $219,731   $202,371
                                                                      ========   ========


    The accompanying notes are an integral part of the financial statements.

HUNTLEY POWER LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------

                                         2002         2001        2000

Revenues                              $ 116,401    $ 149,274    $ 149,862
Operating costs                          82,997       85,759       98,979
                                      ---------    ---------    ---------

      Operating margin                   33,404       63,515       50,883

Depreciation                              6,211        5,471        5,366
General and administrative expenses       2,998        1,607        3,747
                                      ---------    ---------    ---------

      Income from operations             24,195       56,437       41,770

Other income, net                         1,535          148          158
Interest expense                         (6,096)      (6,922)      (8,164)
                                      ---------    ---------    ---------

Net income                            $  19,634    $  49,663    $  33,764
                                      =========    =========    =========





    The accompanying notes are an integral part of the financial statements.

HUNTLEY POWER LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------

                                                          2002         2001         2000

Cash flows from operating activities:
Net income                                             $  19,634    $  49,663    $  33,764
    Adjustments to reconcile net income to net cash
        provided by operating activities:
      Depreciation                                         6,211        5,471        5,366
      Amortization of deferred financing costs                48           49          514
      Allowance for doubtful accounts                          -       (1,081)       1,081
      Changes in assets and liabilities:
        Accounts receivable, net                          (3,905)      10,438        2,300
        Account receivable affiliates                    (23,861)      21,777      (21,777)
        Inventories                                       12,361      (16,049)       6,061
        Prepaid expenses                                    (258)      (4,344)        (141)
        Accounts payable                                       3       (1,302)       1,127
        Accounts payable - affiliates                          -            -      (25,733)
        Accrued fuel and purchased power expense           4,921       (1,545)        (305)
        Accrued interest                                      60          (52)         298
        Other current liabilities                         (4,608)      (4,080)       6,586
        Other assets and liabilities                         312            -          (42)
                                                       ---------    ---------    ---------

      Net cash provided by operating activities           10,918       58,945        9,099
                                                       ---------    ---------    ---------

Cash flows from investing activities:
    Capital expenditures                                  (7,955)      (6,811)      (2,655)
                                                       ---------    ---------    ---------

      Net cash used in investing activities               (7,955)      (6,811)      (2,655)
                                                       ---------    ---------    ---------

Cash flows from financing activities:
    Principal payments on long-term debt                  (6,297)     (10,594)    (103,011)
    Proceeds from borrowings                               3,531            -       88,300
    Deferred financing costs                                   -          (24)      (1,172)
    (Distributions to)/contribution by member's                -      (41,102)       8,828
    (Decrease)/increase in checks in excess of cash         (196)        (415)         611
                                                       ---------    ---------    ---------

      Net cash used in financing activities               (2,962)     (52,135)      (6,444)
                                                       ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents           1           (1)           -

Cash and cash equivalents at beginning of period               -            1            1
                                                       ---------    ---------    ---------

Cash and cash equivalents at end of period             $       1       $    -    $       1
                                                       =========    =========    =========

Supplemental disclosures of cash flow information:
    Interest paid (net of amount capitalized)          $   6,036    $   6,894    $   6,838
                                                       =========    =========    =========



       The accompanying notes are an integral part of the financial statements.

HUNTLEY POWER LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------

                                                               TOTAL
                                                             MEMBER'S
                                                              EQUITY

Balance, December 31, 1999                                  $  70,276
                                                            =========

Net income                                                     33,764
Contributions from member's                                     8,828
                                                            ---------

Balance, December 31, 2000                                  $ 112,868
                                                            =========

Net income                                                     49,663
Member's distributions, net                                   (41,102)
                                                            ---------

Balance, December 31, 2001                                  $ 121,429
                                                            =========

Net income                                                     19,634
                                                            ---------

Balance, December 31, 2002                                  $ 141,063
                                                            =========




    The accompanying notes are an integral part of the financial statements.

HUNTLEY POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION

    Huntley Power LLC (the Company), a wholly-owned subsidiary of NRG Northeast Generating LLC (Northeast Gen), owns and operates the approximately 760 Megawatt
(MW), six unit, coal-fired base-load electric generating facility located near Buffalo, New York.

    Northeast Gen, a wholly-owned indirect subsidiary of NRG Energy, Inc. (NRG Energy), owns electric power generation plants in the northeastern region of the United States. Northeast Gen was formed for the purpose of financing, acquiring, owning, operating and maintaining, through its subsidiaries and affiliates the electric generating facilities owned by Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC, Oswego Harbor Power LLC and Somerset Power LLC.

Recent Developments

    As of December 31, 2002, NRG Energy has failed to make scheduled payments on interest and/or principal on approximately $4.0 billion of its recourse debt and is in default under the related debt instruments. These missed payments also have resulted in cross-defaults of numerous other non-recourse and limited recourse debt instruments of NRG Energy. In addition to the missed debt payments, a significant amount of NRG Energy's debt and other obligations contain terms, which require that they be supported with letters of credit or cash collateral following a ratings downgrade. As a result of the downgrades that NRG Energy has experienced in 2002, NRG Energy is in default of its obligations to post collateral of approximately $1.1 billion, principally to fund equity guarantees associated with its construction revolver financing facility, to fund debt service reserves and other guarantees related to NRG Energy projects and to fund trading operations. In early November 2002, NRG Energy presented a restructuring plan to its creditors.

    In mid-December 2002, the NRG Energy bank steering committee submitted a counter-proposal to the restructuring plan. In January 2003, a new restructuring proposal was presented to the creditors and negotiations are ongoing. On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy's long-term notes and the steering committee representing NRG Energy's bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained. The terms of the settlement call for Xcel Energy to make payments to NRG Energy over the next 13 months totaling up to $752 million for the benefit of NRG Energy's creditors in consideration for their waiver of an existing and potential claims against Xcel Energy. Under the settlement, Xcel Energy will make the following payments: (i)$350 million at or shortly following the consummation of a restructuring of NRG Energy's debt. It is expected this payment would be made prior to year-end 2003; (ii)$50 million on January 1, 2004. At Xcel Energy's option, it may fill this requirement with either cash or Xcel Energy common stock or any combination thereof and (iii)$352 million in April 2004.

    Absent an agreement on a comprehensive restructuring plan, NRG Energy will remain in default under its debt and other obligations, because it does not have sufficient funds to meet such requirements and obligations. As a result, the lenders will be able, if they so choose, to seek to enforce their remedies at any time, which would likely lead to a bankruptcy filing by NRG Energy. There can be no assurance that NRG Energy's creditors ultimately will accept any consensual restructuring plan, or that, in the interim, NRG Energy's lenders and bondholders will continue to forbear from exercising any or all of the remedies

HUNTLEY POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

available to them, including acceleration of NRG Energy's indebtedness, commencement of an involuntary proceeding in bankruptcy and, in the case of certain lenders, realization on the collateral for their indebtedness.

    On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy's long-term notes and the steering committee representing NRG's bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained.

    The Company expects to have cash available for operations through 2003. This forecast does not assume further investment by Xcel Energy, NRG Energy, Northeast Gen or modification of the Company's current debt obligations. In the event that Northeast Gen and the Company are unable to obtain adequate financing on terms acceptable to Northeast Gen and the Company to continue their operations, Northeast Gen and the Company may have to file bankruptcy. Northeast Gen and the Company 's inability to obtain timely waivers and avoid defaults on their credit obligations could lead to additional involuntary bankruptcy proceedings. In any case, there is substantial doubt as to the Company's ability to continue as a going concern.

    The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    Additional information regarding Northeast Gen and the Company can be found in NRG Energy's Form 10-K for the year ended December 31, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

    In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, uncollectible accounts and actuarially determined benefit costs, among others. In addition, estimates are used to test long-lived assets for impairment and to determine fair value of impaired assets. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    CASH AND CASH EQUIVALENTS

    The Company considers cash and cash equivalents to include cash and short-term investments with original maturities of three months or less.

    INVENTORY

    Inventory consists of spare parts and coal and is valued at the lower of weighted average cost or

HUNTLEY POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

market.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost or the present value of minimum lease payments for assets under capital leases. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

Facilities, machinery and equipment                25 to 30 years
Office furnishings and equipment                   3 to 10 years

    The assets and related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in operations. NRG Energy expenses all repair and maintenance as incurred, including planned major maintenance.

    ASSET IMPAIRMENTS

    Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. Such reviews were performed in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) in 2002 and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121) in prior years. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset is less than its carrying value. An impairment charge is measured by the difference between an asset's carrying amount and fair value. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. The adoption of SFAS 144 had no impact on the Company's financial statements.

    DEFERRED FINANCING COSTS

    Deferred financing costs consist of legal and other costs incurred to obtain debt financing. These costs are being amortized over the terms of the related debt.

    REVENUE RECOGNITION

    Revenues from the sale of electricity are recorded based upon the output delivered and capacity provided at rates specified under contract terms or prevailing market prices.

    POWER MARKETING ACTIVITIES

    The Company has entered into a contract with its marketing affiliate, NRG Power Marketing, Inc., for the sale of energy, capacity and ancillary services produced, which enables the affiliate to engage in forward sales and hedging transactions to manage the Company's electricity price exposure. Net gains or losses on hedges by the marketing affiliate, which are physically settled, are recognized in the same manner as the hedged item. The Company receives the net transaction price on all contracts that are physically settled by its marketing affiliate.

HUNTLEY POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    INCOME TAXES

    The Company has been organized as a Limited Liability Company (LLC). Therefore, federal and state income taxes are assessed at the member level. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

    COMPREHENSIVE INCOME

     For all periods, net income is equal to comprehensive income as there were no additional items impacting comprehensive income for these years.

    CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and derivative instruments. Cash accounts are generally held in federally insured banks. Accounts receivable and derivative instruments are concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Receivables are generally not collateralized; however, the Company believes the credit risk posed by industry concentration is offset by the diversification and creditworthiness of its customer base.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents, receivables, accounts payables, and accrued liabilities approximate fair value because of the short maturity of these instruments.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001,the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is initially capitalized as part of the cost of the related tangible long-lived asset and thus depreciated over the asset's useful life. Accretion of the liabilities due to the passage of time will be an operating expense. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes written or oral contracts, including obligations arising under the doctrine of promissory estoppel. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is in the process of evaluating the impact of adopting SFAS No. 143.

    In November 2002,the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

HUNTLEY POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    RECLASSIFICATIONS

    Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income or total member's equity as previously reported.

NOTE 3 - INVENTORY

    Inventory, which is stated at the lower of weighted average cost or market, at December 31, consists of:

                                                        2002      2001
                                                      -------   -------
                                                       (In thousands)
Spare parts                                           $11,295   $10,822
Coal                                                    4,939    17,744
Oil                                                         -        29
                                                      -------   -------

      Total                                           $16,234   $28,595
                                                      =======   =======



NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

    The major classes of property, plant and equipment at December 31, were as follows:

                                                             2002         2001
                                                          ---------    ---------
                                                             (In thousands)
Land                                                      $   3,770    $   3,770
Facilities, machinery and equipment                         166,698      161,854
Construction in progress                                      5,495        3,110
Office furnishings and equipment                                255          179
Accumulated depreciation                                    (19,261)     (13,700)
                                                          ---------    ---------

Property, plant and equipment, net                        $ 156,957    $ 155,213
                                                          =========    =========


NOTE 5 - LONG-TERM DEBT

    On February 22, 2000, Northeast Gen issued $750 million of project level senior secured bonds, to refinance short-term project borrowings and for certain other purposes. The bond offering included three tranches: $320 million with an interest rate of 8.065% due in 2004, $130 million with an interest rate of 8.842% due in 2015 and $300 million with an interest rate of 9.292% due in 2024. Interest and principal payments are due semi-annually. The Notheast Gen senior secured bonds are jointly and severally guaranteed by each of Northeast Gen's subsidiaries including the Company. In addition, the bonds are secured by a security interest in Northeast Gen's membership or other ownership interests in the guarantors and its rights under all inter-company notes between Northeast Gen and the guarantors.

    In December 2000, Northeast Gen exchanged all of its outstanding bonds for bonds registered under the Securities Act of 1933. As of December 31, 2002 and 2001, there remains $556.5 million and $610 million of outstanding bonds, respectively.

    On December 15, 2002, Northeast Gen failed to make $24.7 million interest and $53.5 million principal payments. Northeast Gen had a 15-day grace period to make payment. On December 27, 2002, Northeast Gen made

HUNTLEY POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

the $24.7 million interest payment due on the Northeast Gen bonds but failed to make the $53.5 million principal payment. As a result, the payment default associated with its failure to make principal payments when they come due is currently in effect. Northeast Gen also failed to make a debt service reserve account cash deposit within 30 days of NRG Energy's credit rating downgrade in July 2002. In addition, Northeast Gen is also in default of its debt covenants because of the lapse of the 60 day grace period regarding the necessary dismissal of an involuntary bankruptcy proceeding.

    Northeast Gen loaned the proceeds from its $750 million senior secured bonds to its subsidiaries. The subsidiary loans in the aggregate original principal amount of $750 million are evidenced by intercompany note agreements with terms and provisions similar to Northeast Gen's senior secured bonds. The amount loaned by Northeast Gen to Huntley Power LLC under this arrangement was $88.3 million, of which $65.5 million and $71.8 million was outstanding at December 31, 2002 and 2001, respectively. As a result of the defaults on the Northeast Gen senior secured bonds, the related intercompany note payable to Northeast Gen has been classified as a current liability at December 31, 2002.

    On June 15, 2002, NRG Energy loaned Northeast Gen and its' subsidiaries $30 million to fund capital expenditures at its subsidiaries. The Company's share of the loan proceeds was $3.5 million. At December 31, 2002, the Company's outstanding loan balance was $3.5 million. The debt bears interest at the 3-month London Interbank Offered Rate plus 0.5%. The debt is subordinate to and subject to the terms and conditions of the senior secured bonds. Accordingly, the Company has classified this loan as a short-term affiliated note payable.

NOTE 6 - GUARANTEES

    In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

    On February 22, 2000, Northeast Gen issued $750 million of project level senior secured bonds, to refinance short-term project borrowings and for certain other purposes. The bonds are jointly and severally guaranteed by each of Northeast Gen's subsidiaries, therefore the amount in the following table represents the total outstanding bonds for Northeast Gen. The bonds are secured by a security interest in Northeast Gen's membership or other ownership interests in the guarantors and its rights under all inter-company notes between Northeast Gen and the guarantors.

    As of December 31, 2002 and 2001, the Company's obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

                                                DESCRIPTION                         2002        2001
                         -------------------------------------------------------  ---------  ---------
                                                                                       (IN THOUSANDS)
                         Guarantees of Northeast Gen debt.......................  $ 556,500  $ 610,000
                                                                                  ---------  ---------
                           Total guarantees.....................................  $ 556,500  $ 610,000
                                                                                  =========  =========

HUNTLEY POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    As of December 31, 2002, the nature and details of the Company's guarantees were as follows:

                                        GUARANTEE/
                                          MAXIMUM
                                         EXPOSURE
                  NAME                (IN THOUSANDS)        NATURE OF GUARANTEE              EXPIRATION DATE    TRIGGERING EVENT
    -------------------------------  ----------------   -----------------------------        ---------------    ----------------
    NRG Northeast Generating......   $       556,500    Obligations under credit agreement   None stated        Nonperformance


NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

    On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value.

    SFAS No. 133 applies to Northeast Gen's energy and energy related commodities financial instruments, long-term power sales contracts and long-term gas purchase contracts used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investment in fuel inventories. The Company does not enter into long-term power sales contracts, long-term gas purchase contracts, or other derivative instruments. These activities are conducted by an affiliate of Northeast Gen and are not recorded by the Company.

NOTE 8 - RELATED PARTY TRANSACTIONS

         POWER MARKETING AGREEMENT

    On June 25, 1999, the Company entered into a power sales and agency agreement with NRG Power Marketing Inc. (NRG Power Marketing), a wholly-owned subsidiary of NRG. The agreement is effective until December 31, 2030. Under the agreement, NRG Power Marketing will (i) have the exclusive right to manage, market and sell all power not otherwise sold or committed to or by such subsidiaries, (ii) procure and provide to such subsidiaries all fuel required to operate their respective facilities and (iii) market, sell and purchase all emission credits owned, earned or acquired by such subsidiaries. In addition, NRG Power Marketing will have the exclusive right and obligation to effect the direction of the power output from the facilities.

    Under the agreement, NRG Power Marketing pays to the Company gross receipts generated through sales, less costs incurred by NRG Power Marketing relative to its providing services (e.g. transmission and delivery costs, fuel cost, taxes, employee labor, contract services, etc.). The Company incurs no fees related to these power sales and agency agreements with NRG Power Marketing.

    OPERATING AND MAINTENANCE AGREEMENT

    The Company has no employees and has entered into an operation and maintenance agreement with a subsidiary of NRG Operating Services, Inc. (NRG Operating Services), a wholly-owned subsidiary of NRG Energy. The agreement is effective for five years, with options to extend beyond five years. Under the agreement, the NRG Operating Services company operator operates and maintains its respective facility, including (i) coordinating fuel delivery, unloading and inventory, (ii) managing facility spare parts, (iii) meeting external performance standards for transmission of electricity, (iv) providing operating and maintenance consulting and (v) cooperating with and assisting the Company in performing the Company's obligations under agreements related to its facilities.

    Under the agreement, the operator charges an annual fee, and in addition will be reimbursed for usual and customary costs related to providing the services including plant labor and other operating costs. A




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NOTES TO FINANCIAL STATEMENTS
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demobilization payment will be made if the subsidiary elects not to renew the agreement. There are also incentive fees and penalties based on performance under the approved operating budget, the heat rate and safety.

    During 2002, 2001 and 2000, the Company incurred operating and maintenance costs billed from NRG Operating Services Inc. totaling $0.4 million. In addition, the Company incurred $21.4 million, $23.2 million and $28.6 million, respectively, for usual and customary costs related to providing the services including plant labor and other operating costs.

    On June 11, 1999, the Company entered into an agreement with NRG for corporate support and services. The agreement is perpetual in term, unless terminated in writing. Under the agreement, NRG will provide services, as requested, in areas such as human resources, accounting, finance, treasury, tax, office administration, information technology, engineering, construction management, environmental, legal and safety. Under the agreement, NRG is paid for personnel time as well as out-of-pocket costs.

    During 2002, 2001 and 2000, the Company paid NRG approximately $0.4 million, $0.4 million and $0.5 million, respectively, for corporate support and services.

NOTE 9 - SALES TO SIGNIFICANT CUSTOMERS

    During 2002, one customer, NYISO, accounted for 87.3% of the Company's revenues. During 2001, two customers accounted for 92.2% of the Company's revenues, NYISO (48.3%) and Niagara Mowhawk Power Corporation (NiMo)(43.9%). During 2000, two customers accounted for 94.2% of the Company's revenues, NYISO (57.5%) and NiMo (36.7%).

NOTE 10 - COMMITMENTS AND CONTINGENCIES

    ENVIRONMENTAL

    Northeast Gen estimates that it will incur total environmental capital expenditures of $53 million during 2003 through 2007 for the facilities in New York, Connecticut and Massachusetts. These expenditures will be primarily related to landfill construction, installation of NO(x) controls, installation of the best technology available for minimizing environmental impacts associated with impingement and entrainment of fish and larvae, particulate matter control improvements, spill prevention controls, and undertaking remedial actions.

    CONTRACTUAL COMMITMENTS

    During 1999, NRG acquired the Huntley and Dunkirk generating facilities from Niagara Mohawk Power Corporation (NiMo). In connection with this acquisition, NRG entered into a four-year agreement with NiMo that requires NRG to provide to NiMo pursuant to a predetermined schedule fixed quantities of energy and capacity at a fixed price.

    LEGAL PROCEEDINGS

   THE STATE OF NEW YORK AND ERIN M. CROTTY, AS COMMISSIONER OF THE NEW YORK STATE DEPARTMENT OF ENVIRONMENTAL CONSERVATION V. NIAGARA MOHAWK POWER CORPORATION ET AL., UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF NEW YORK, CIVIL ACTION NO. 02-CV-002S

    In January, 2002, NRG Energy and Niagara Mohawk Power Corporation ("NiMo") were sued by the New York Department of Environmental Conservation in federal court in New York. The complaint asserts that projects undertaken at NRG Energy's Huntley and Dunkirk plants by NiMo, the former owner of the facilities, should have been permitted pursuant to the Clean Air Act and that the failure to do so



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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

violated federal and state laws. In July, 2002, NRG Energy filed a motion to dismiss. On March 27, 2003 the court dismissed the complaint against NRG Energy without prejudice. It is possible the State will appeal this dismissal to the Second Circuit Court of Appeals or could re-file a case against NRG Energy. If the case ultimately is litigated to a judgment and there is an unfavorable outcome that could not be addressed through use of compliant fuels and/or a plant wide applicability limit, NRG Energy has estimated that the total investment that would be required to install pollution control devices could be as high as $300 million over a ten to twelve-year period, and NRG Energy maybe responsible for payment of certain penalties and fines.

   NIAGARA MOHAWK POWER CORPORATION V. NRG ENERGY, INC., HUNTLEY POWER, LLC, AND DUNKIRK POWER, LLC, SUPREME COURT, STATE OF NEW YORK, COUNTY OF ONONDAGA, CASE NO. 2001-4372

    NRG Energy has asserted that NiMo is obligated to indemnify it for any related compliance costs associated with resolution of the enforcement action. NiMo has filed suit in state court in New York seeking a declaratory judgment with respect to its obligations to indemnify NRG Energy under the asset sales agreement.

   HUNTLEY POWER LLC, DUNKIRK POWER LLC AND OSWEGO HARBOR POWER LLC

    All three of these facilities have been issued Notices of Violation with respect to opacity exceedances. NRG Energy has been engaged in consent order negotiations with the New York State Department of Environmental Conservation relative to opacity issues affecting all three facilities periodically since 1999. One proposed consent order was forwarded by DEC under cover of a letter dated January 22, 2002, which makes reference to 7,890 violations at the three facilities and contains a proposed payable penalty for such violations of $900,000. On February 5, 2003, DEC sent to us a proposed Schedule of Compliance and asserted that it is to be used in conjunction with newly-drafted consent orders. NRG Energy has not yet received the consent orders although NRG Energy has been told by DEC that DEC is now seeking a penalty in excess of that cited in its January 22, 2002 letter. NRG Energy expects to continue negotiations with DEC regarding the proposed consent orders, including the Schedule of Compliance and the penalty amount. NRG Energy cannot predict whether those discussions with the DEC will result in a settlement and, if they do, what sanctions will be imposed. In the event that the consent order negotiations are unsuccessful, NRG Energy does not know what relief DEC will seek through an enforcement action and what the result of such action will be.

   NIAGARA MOHAWK POWER CORPORATION V. DUNKIRK POWER LLC, ET AL., SUPREME COURT, ERIE COUNTY, INDEX NO. 1-2000-8681

    On October 2, 2000, plaintiff Niagara Mohawk Power Corporation commenced this action against NRG Energy to recover damages, plus late fees, less payments received, through the date of judgment, as well as any additional amounts due and owing for electric service provided to the Dunkirk Plant after September 18, 2000. Plaintiff Niagara Mohawk claims that NRG Energy has failed to pay retail tariff amounts for utility services commencing on or about June 11, 1999 and continuing to September 18, 2000 and thereafter. Plaintiff has alleged breach of contract, suit on account, violation of statutory duty, and unjust enrichment claims. On or about October 23, 2000, NRG Energy served an answer denying liability and asserting affirmative defenses.

    After proceeding through discovery, and prior to trial, the parties and the court entered into a stipulation and order filed August 9, 2002 consolidating this action with two other actions against the Company's Huntley and Oswego subsidiaries, both of which cases assert the same claims and legal theories for failure to pay retail tariffs for utility services.

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    On October 8, 2002, a Stipulation and Order was filed in the Erie County Clerk's Office staying this action pending submission of some or all of the disputes in the action to the FERC. NRG Energy cannot make an evaluation of the likelihood of an unfavorable outcome. The cumulative potential loss could exceed $35 million.


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